UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

YOUNGEVITY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

987537206
(CUSIP Number)

Carl Grover
1010 S. Ocean Blvd. #107
Pompano Beach, FL 33062
(310) 915-9700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987537206	13D	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS Carl Grover
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES	(7)	SOLE VOTING POWER 2,281,336
BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 0
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER 2,281,336
PERSON WITH	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,336
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 987537206	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Youngevity International, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D, dated April 24, 2015 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated November 23, 2015 (“Amendment No. 1”) and Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), filed by the reporting person, Carl Grover. Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1 or Amendment No. 2, as the case may be.

The principal executive offices of the Issuer are located at 2400 Boswell Road, Chula Vista, California 91914.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)	This Amendment No. 3 to Schedule 13D is being made by Carl Grover.
(b)	The principal business address for the Mr. Grover is 1010 S. Ocean Blvd. #1017, Pompano Beach, FL 33062.
(c)	Mr. Grover is a private investor.
(d)	Mr. Grover has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Grover has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Grover is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

No funds were used by Mr. Grover to acquire the securities described in Item 4 below.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

Between October 2, 2018 and October 16, 2018 Mr. Grover sold an aggregate of 210,168 shares of the Issuer’s Common Stock at an average sale price of $11.8024 per share. The shares were sold in multiple transactions at prices ranging from $7.30 to $16.57 per share inclusive. Mr. Grover undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within the ranges set forth in this Item 4.

On October 19, 2018, Mr. Grover exercised his right to convert all amounts owed under an 8% Series C Secured Convertible Promissory Note held by him in the principal amount of $3,000,000 which matured on October 12, 2018, into 428,571 shares of Common Stock (at a conversion rate of $7.00 per share), in accordance with its stated terms.

On October 23, 2018, Mr. Grover entered into an agreement (the “Exchange Agreement”) with the Issuer to exchange, subject to stockholder approval, all amounts owed under an 8% Secured Convertible Promissory Note held by him in the principal amount of $4,000,000 which matures on July 30, 2019, for 747,664 shares of Common Stock, at a conversion price of $5.35 per share and a four-year warrant to purchase 631,579 shares of Common Stock at an exercise price of $4.75 per share (the “Exchange Warrant”). The number of shares beneficially owned by Mr. Grover excludes these shares and the shares underlying the Exchange Warrant, as the issuance of such securities is subject to stockholder approval.

The foregoing description of the terms of the Exchange Agreement and Exchange Warrant are qualified in their entirety by reference to the full text of the provisions of such agreements, copies of which are included as Exhibit 10 and Exhibit 11, respectively, to this Amendment No. 3 and are incorporated by reference herein.

CUSIP No. 987537206	13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)
The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is shares of Common Stock, constituting approximately 9.99% of the Issuer’s outstanding Common Stock. The shares consist of (1) a Series C warrant to purchase 200,000 shares of Common Stock at an exercise price of $9.00 per share, (2) a Series C warrant to purchase 266,667 shares of common stock at an exercise price of $9.00 per share, (3) 47,394 outstanding shares of Common Shares, (4) 571,429 shares of common stock issuable upon the conversion of a promissory note issued in July 2014 in the principal amount of $4,000,000, convertible at $7.00 per share, (5) a Series A Warrant to purchase 782,609 shares of common stock at an exercise price of $4.60 per share, and (6) 428,571 shares of Common Stock issued on October 19, 2018 as described in Item 4 hereof. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 22,836,193 shares of Common Stock outstanding as of November 13, 2018. Notwithstanding the provisions of the Series C Warrants and the Series A Warrants, in no event shall the Series C Warrants or the Series A Warrants be exercisable into shares of Common Stock to the extent that the issuance of Common Stock upon the exercise, after taking into account the Common Stock then owned by the Mr. Grover, would result in the beneficial ownership by Mr. Grover of more than 9.99% of the outstanding Common Stock of the Company. The number of shares beneficially owned by Mr. Grover excludes an aggregate of 1,379,243 shares which are issuable upon stockholder approval pursuant to the transaction described in Item 4 hereof. For purposes of this paragraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

(b)	Mr. Glover has the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported as beneficially owned by him herein.

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 10:
Exchange Agreement, dated October 23, 2018, between Youngevity International, Inc. and Carl Grover (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54900) filed with the Securities and Exchange Commission on October 29, 2018)

Exhibit 11:
Form of Warrant Agreement between Youngevity International, Inc. and Carl Grover (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54900) filed with the Securities and Exchange Commission on October 29, 2018)

Exhibit 12:
Form of 8% Series C Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K (File No. 000-54900) filed with the Securities and Exchange Commission on October 16, 2015)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 987537206	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2018

/s/ Carl Grover
Carl Grover

CUSIP No. 987537206	13D	Page 6 of 6 Pages

Annex A

Transactions by the Reporting Person During the Past Sixty Days

10/2/2018 through 10/16/18	Disposed of an aggregate of 210,168 shares of Common Stock at an average sale price of $11.8024 per share		$2,648,764
10/19/2018	Acquired 428,571 shares of Common Stock upon conversion of a $3,000,000 Promissory Note	$	*

*
As disclosed in this Amendment No. 3, on October 19, 2018, Mr. Grover exercised his right to convert all amounts owed under an 8% Series C Secured Promissory Note held by him in the principal amount of $3,000,000 maturing on October 12, 2018, into 428,571 shares of Common Stock (at a conversion rate of $7.00 per share), in accordance with its stated terms.

In addition, as disclosed in this Amendment No. 3, on October 23, 2018, Mr. Grover entered into an agreement with the Issuer to exchange all amounts owed under a $4,000,000 8% Secured Convertible Promissory Note for 747,664 shares of Common Stock (at a conversion price of $5.35 per share) and a four-year warrant to purchase 631,579 shares of Common Stock at an exercise price of $4.75 per share. The closing of the exchange is subject to stockholder approval.